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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        AMERICAN SOUTHWEST HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   02970N 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 30, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ]   Rule 13d-1(b)

     [ ]   Rule 13d-1(c)

     [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------
CUSIP NO. 02970N 10 1
---------------------

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

   ALAN DOYLE
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   AUSTRALIA
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    1,415,667
NUMBER OF           ------------------------------------------------------------
SHARES BENE-     6  SHARED VOTING POWER
FICIALLY            1,582,334
OWNED BY EACH       ------------------------------------------------------------
REPORTING        7  SOLE DISPOSITIVE POWER
PERSON WITH         1,415,667
                    ------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER
                    1,582,334
                    ------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,998,001
   -----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   8% (Percentage is based upon 38,550,806 shares outstanding on June 30, 2004.)
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

                                Page 2 of 6 pages

                                  SCHEDULE 13G
---------------------
CUSIP NO. 02970N 10 1
---------------------

ITEM 1(a). NAME OF ISSUER:

           American Southwest Holdings, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           4225 N. Brown Avenue
           Scottsdale, AZ 85251

ITEM 2(a). NAME OF PERSON FILING:

           Alan Doyle

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           c/o Doyle Capital, Ltd.
           Level 30, 20 Bond Street
           Sydney 2000, Australia

ITEM 2(c). CITIZENSHIP:

           Australia

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(e). CUSIP NUMBER:

           02970N 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o);

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c);

           (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e) [ ] An investment adviser in accordance with section 240.13d-1(b)
                   (1)(ii)(E);

                                Page 3 of 6 pages

                                  SCHEDULE 13G
---------------------
CUSIP NO. 02970N 10 1
---------------------

           (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] A group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

     (a) Amount beneficially owned: As of June 30, 2004, the Company converted all outstanding warrants into shares of Common Stock on the basis of one share of Common Stock for each six warrants outstanding, with one additional share issued for any fraction of a share.

          As a result of such warrant conversion, each of the following warrants were converted into the indicated number of shares of Common Stock as follows:

          (1) 1,000,000 Warrants held by Alan Doyle were converted into 166,667 shares of Common Stock.

          (2) 400,000 Warrants held by P.S.G. Doyle Capital, Ltd., an Australian entity, of which Mr. Doyle is an officer, director and principal shareholder, were converted into 66,667 shares of Common Stock.

          (3) 700,000 Warrants held by Doyle Resources Capital Pty, Ltd., an Australian entity, of which Mr. Doyle is an officer, director and principal shareholder, were converted into 116,667 shares of Common Stock.

          Following such warrant conversions, Alan Doyle beneficially owned 2,998,001 shares of Common Stock, held as follows:

          (1)  1,415,667 shares held by Alan Doyle.

          (2) 249,000 shares held by Doyle Financial Consulting, an Australian entity, of which Mr. Doyle is an officer, director and principal shareholder.


                                Page 4 of 6 pages

                                  SCHEDULE 13G
---------------------
CUSIP NO. 02970N 10 1
---------------------

          (3) 50,000 shares held by Turner Doyle, an Australian entity, of which Mr. Doyle is a partner.

          (4)  816,667 shares held by Doyle Resources Capital Pty, Ltd.

          (5)  466,667 shares held by P.S.G. Doyle Capital, Ltd.

     (b) Percent of class: 8% (Percentage is based upon 38,550,806 shares outstanding on June 30, 2004.)

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote: 1,415,667

          (ii) Shared power to vote or to direct the vote: 1,582,334

          (iii) Sole power to dispose or to direct the disposition of: 1,415,667

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
               1,582,334

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A


                                Page 5 of 6 pages

                                  SCHEDULE 13G
---------------------
CUSIP NO. 02970N 10 1
---------------------


ITEM 10. CERTIFICATION.

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        March 31, 2005
                                        ----------------------------------------
                                        (Date)

                                        /s/ Alan Doyle
                                        ----------------------------------------
                                        (Signature)

                                        Alan Doyle
                                        ----------------------------------------
                                        (Name/Title)


                                Page 6 of 6 pages